Exhibit 99.1

NOV. 28, 2025: HOTEL101 GLOBAL ANNOUNCES A JOINT VENTURE WITH DEFINITIVE BINDING AGREEMENTS SIGNED FOR THE DEVELOPMENT OF HOTEL101 IN MILAN, ITALY

HOTEL101-MILAN IS SET TO HAVE APPROX. 429 ROOMS TO RISE IN A 1.4 HECTARE PRIME SITE AT SAN DONATO MILANESE, ABOUT A 7 MINUTE DRIVE TO THE MILAN LINATE AIRPORT

HOTEL101-MILAN IS EXPECTED TO GENERATE EUR85.8 MILLION IN SALES REVENUE

HOTEL101-MILAN IS SET TO BECOME THE SECOND HOTEL101 IN EUROPE, AND WITH ITS 1.4 HECTARE PRIME SITE AND APPROX. 429 ROOMS IS EXPECTED TO BE ONE OF THE TOP 3 LARGEST HOTELS IN THE METROPOLITAN CITY OF MILAN BY ROOMCOUNT

(Site location of Hotel101-Milan, Italy set to have approx. 429 rooms)

Today November 28, 2025 –Hotel101 Global Holdings Corp. (NASDAQ Ticker: HBNB) (“Hotel101” or “Hotel101 Global”), a leading asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model listed on the Nasdaq Stock Exchange and a subsidiary of Philippine-listed DoubleDragon Corporation (PSE Ticker: DD), announces a joint venture with definitive binding agreements signed for the development of an approx. 429-room Hotel101 in San Donato Milanese, Milan, Italy. This expansion marks a significant milestone in the company’s European growth strategy, bringing its novel globally standardized “condotel” business model to one of the world’s most dynamic cities.

The hotel is expected to be in the vibrant community of San Donato Milanese, home to ENI headquarters and located approximately 8.4 kilometers southeast of the Duomo di Milano with high visibility along the Autostrada del Sole (A1), the longest motorway in Italy that links Milan to other major Italian cities such as Bologna, Florence, Rome and Naples. This 1.4 hectare prime site positions the property as an ideal gateway for leisure and business travelers seeking seamless access to Milan’s cultural and commercial hubs and will complement the existing hotel offerings in the area which includes, among others, the neighboring 436 room 4-star hotel Crowne Plaza Milan Linate as well as the nearby Novotel Milano Linate Airport and Best Western Hotel.

Key Location Advantages:

●	Proximity to Linate Airport (LIN): Approximately 7.1 kilometers (7 minutes drive) away, Hotel101-Milan is expected to offer quick and efficient transfers to Milan’s primary airport for European flights, which serviced approx. 10.6 million passengers in 2024.

●	Connectivity to Metro Milano San Donato: Approximately 4 kilometers (5 minutes drive) from the metro station, guests are expected to reach the historic Duomo di Milano via the M3 subway line directly in about 12 minutes by train. This efficient public transport link is expected to ensure easy exploration of Milan’s UNESCO-listed cathedral square, Galleria Vittorio Emanuele II and surrounding fashion and cultural districts.

Hotel101-Milan is expected to generate approx. EUR85.8 million in sales revenue once fully sold based on an expected sale price of EUR200,000, forming part of Hotel101 Global’s global expansion strategy, which includes its first three overseas projects under development in Niseko, Japan, Madrid, Spain and Los Angeles, USA as well as affiliate Hotel101 hotels in the Philippines. Hotel101-Milan is expected to be completed by 2028 and is expected to contribute to Milan’s economic growth through job creation, foreign investment and increased tourism, while attracting both local and foreign buyers under Hotel101’s hassle-free hotel unit ownership model.

Hotel101-Milan is expected to offer 4-star amenities at affordable prices. Consistent with Hotel101’s offerings across its locations globally, guests are expected to be able to enjoy modern rooms, 24/7 reception, all day dining, 25 meter lapping pool, full-size gym, business center, function rooms, children’s playground and pool, ample parking, luggage storage and other amenities.

The project aligns with Hotel101 Global’s commitment to sustainable urban hospitality, incorporating energy-efficient designs, solar panels and community-integrated amenities.

The development is subject to customary national, regional and municipal regulatory approvals.

(At the 1.4 hectare Hotel101-Milan, Italy site: DoubleDragon Corporation Chairman Edgar “Injap” Sia II with Hotel101 Global CEO Hannah Yulo-Luccini, CDO Catherine Chan, Director for Strategic Partnerships Europe Carlo Paguio and Mario Berta)

About Hotel101 Global

Listed on Nasdaq (HBNB) with a market capitalization of approximately US$1.9 billion as of November 27, 2025, Hotel101 is an asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model. Hotel101 aims to disrupt the global hotel and hospitality sector through its unique tech-enabled business model that positions it to generate revenues twice: first from the advance sale of individual hotel units during the construction phase; and second, from long-term recurring revenue derived from day-to-day hotel operations.

Hotel101 and its affiliates have nine Hotel101-branded properties in the Philippines in various stages of operations and development, as well as three projects under development overseas in Hokkaido (Japan), Madrid (Spain), and Los Angeles (United States). In May 2025, Hotel101 signed an agreement with Saudi Arabia’s Horizon Group to, subject to additional contract, establish a joint venture for the development of up to 10 hotels in Saudi Arabia. Hotel101 aspires to operate 1 million rooms across 100 countries worldwide, with an initial 25 identified priority countries for the medium term. Hotel101 is a subsidiary of Philippine-listed DoubleDragon Corporation (PSE Ticker: DD).

(Perspective of Hotel101-Milan, Italy set to have approx. 429 rooms)

Forward Looking Statements

This document includes certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document, including statements regarding the future financial position, business strategy, plans and objectives of management for future operations of Hotel101 Global Holdings Corp. (“HBNB”) and its subsidiaries (the “HBNB Group”), are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning anticipated sales revenues, the location, expected number of rooms and expected project completion dates, the outlook for the HBNB Group’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the HBNB Group. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized. Forward-looking statements involve a number of risks, uncertainties and assumptions and actual results or events may differ materially from those projected or implied in those statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the HBNB Group’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, manage future growth, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to joint venture partners, including owners of pre-sold condotel units in Hotel101 hospitality projects, who may have interests different from and may take actions that adversely affect the HBNB Group; risks relating to project cost and completion; risks relating to the HBNB Group’s sources of cash and cash resources; risks relating to offering deferred payment schemes, including the risk of customer default; the HBNB Group’s ability to effectively compete in the highly competitive hospitality industry; any declines or disruptions in the travel and hospitality industries or economic downturn; applicable laws and regulations to real estate development and marketing activities and hotel operation and management activities in the jurisdictions where the HBNB Group has operations or intends to expand into; and other risks and uncertainties discussed in HBNB’s Shell Company Report on Form 20-F and under the heading “Risk Factors” in HBNB’s registration statement on Form F-4 (File No.: 333-287130) and other documents to be filed by HBNB from time to time with the U.S. Securities and Exchange Commission.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that are not presently known to HBNB or that HBNB currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date hereof. Forward-looking statements set forth herein speak only as of the date of this document. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.

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